

January 06, 2011

John Bordynuik
Director and Chairman of the Board;
 President and Chief Executive Officer
JBI, Inc.
1783 Allanport Rd.
Thorold, Ontario
Canada

> **Re:** **JBI, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Amendment No. 1 to Form 10-Q for the Period Ended September 30, 2009,**
> **Amendment No. 1 to Form 10-K for the Period Ended December 31, 2009**
> **Form 8-K/A filed December 16, 2010**
> **File No. 000-52444**

Dear Mr. Bordynuik:

We have reviewed your letter dated December 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed December 16, 2010

1. Refer to our prior comment 5. We note that you indicate in this amended Form 8-K that pro forma financial statements were "Previously filed on Form 8-K October 7, 2009" and it appears that the pro forma statements you referenced are intended to reflect the impact of your September 2009 acquisition of Pack-It LLC. We also note you filed a Form 8-K on August 28, 2009 that included pro forma financial statements which it appears are intended to reflect the impact of your August 2009 acquisition of Javaco, Inc. However, we note that the pro forma financial statements included in the referenced Form 8-K filings do not comply with the requirements of Rule 8-05 of Regulation S-X. Please file

amendments to your Form 8-K's that include pro forma financial statements compliant with Rule 8-05 of Regulation S-X. Specifically, please amend your Forms 8-K to address the following:

- Provide an introductory paragraph prior to the pro forma financial statements which briefly describes each transaction for which pro forma effects are presented, the entities involved, the periods presented, and an explanation of what the pro forma presentation shows;
- For each set of pro forma financial statements, only present a pro forma balance sheet as of the end of the last interim period and pro forma income statements for the last annual (i.e., fiscal 2008) and interim periods;
- Present the pro forma financial statements in columnar form, with separate columns presenting historical results, pro forma adjustments, and pro forma results;
- Show all pro forma adjustments on a gross basis and reference each adjustment to footnotes that clearly explain the assumptions involved; and
- Delete the pro forma statements of shareholders' equity and statements of cash flows, as they are not required.

2.   With respect to the Javaco pro forma financial statements in the Form 8-K filed on August 28, 2009, please tell us why the pro forma financial statements are presented as of and for the 236 days ended August 24, 2009 rather than as of and for the six months ended June 30, 2009, the end of the latest interim period before the acquisition. Also, given that Javaco's fiscal year end is May 31 and JBI's fiscal year end is December 31, if practicable, when preparing the fiscal 2008 pro forma income statement you should bring Javaco's income statement amounts up to within 93 days of your fiscal year end by adding subsequent interim period results to Javaco's fiscal year data and deducting the comparable preceding year interim period results. Disclose the fact that you have made these adjustments and tell investors which periods were added or subtracted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

"for"

Jeff Jaramillo
Accounting Branch Chief